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                        Santa Barbara Bancorp Letterhead

                                January 10, 1997

Dear Shareholder:

     Santa Barbara Bancorp is offering to purchase up to 500,000 shares of its common stock, and our records indicate that you are the owner of shares of this class.

     Enclosed for your consideration is an Offer to Purchase and a related Letter of Transmittal. These enclosures contain detailed information concerning the Offer, including its terms and conditions, the purpose of the Offer, the procedures for tendering shares, and information relating to certain tax consequences of selling shares pursuant to the Offer. We suggest that you read the enclosed information carefully before deciding whether or not you wish to tender your shares.

     In reviewing the enclosed material, please bear in mind the following:

     - The Offer expires at 5:00 P.M. Pacific Standard Time on Friday, February 21, 1997. The Depositary must receive the certificates representing your shares and the accompanying Letter of Transmittal by that time.

     - The sale of shares pursuant to the Offer is a taxable transaction under present Federal income tax laws. You may wish to consult your tax advisor regarding your own tax consequences of tendering shares, including the application and effect of your state and local taxes.

     - The Offer is not conditioned upon a minimum number of shares being tendered.

     - If more than 500,000 shares are tendered, the shares purchased by the Company shall be prorated among tendering shareholders based upon the total number of shares which have been tendered, unless the Company elects to increase the number of shares accepted for tender, in accordance with the terms of the Offer. The Company intends to purchase all shares from holders owning fewer than 100 shares, to the extent such shares are tendered.

     Although the Company's Board of Directors has authorized the Offer, neither the Board nor the Company makes any recommendation as to whether you should tender all or any of your shares. You should make your own decision as to whether to tender shares and, if so, how many shares to tender.

     If after reviewing the information set forth in the Offer to Purchase and Letter of Transmittal you wish to tender shares for purchase by the Company, please either follow the instructions contained in the Offer to Purchase and Letter of Transmittal or contact your broker, dealer, commercial bank, trust company or other nominee to effect the tender for you.

     If you should need additional information or assistance in connection with this offer, please contact Clare McGivney, the Company's Assistant Corporate Secretary, at (805) 654-6298.

     Sincerely,

Anderson Sig                    Spainhour Sig                   Thomas Sig
Donald M. Anderson              David W. Spainhour              William S. Thomas, Jr.
Chairman of the Board           President and Chief             Vice Chairman and
Santa Barbara Bancorp           Executive Officer               Chief Operating Officer
                                Santa Barbara Bancorp           Santa Barbara Bancorp